Securities and Exchange
Commission Washington, D.C.
20549
Schedule 13G
Under the Securities and Exchange
Act of 1934 (Amendment No.   )*
Video Update Inc.
(Name of Issue)

COMMON
 (Title of Class of Securities)

92657V104
(Cusip number)

Check the following box if a fee is being paid with
this statement [   ].  (A fee
is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class)
(See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this
cover page shall not be deemed
to be "filed" for the purpose of Section 18 of the
Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities
in that section of the Act
but shall be subject to all other provisions of the
Act (however, see the Notes).
Cusip Number:                                 13G

1.   Investment Advisers, Inc.
2.   Check the appropriate box if a member of a
group:  (a) [   ]
(b) [ X ]
3.   SEC Use only
4.   Citizenship or place of organization:  Delaware
5.   Sole voting power: 57600
6.   Shared voting power:  0
7.   Sole Dispositive power: 57600
8.   Shared dispositive power:  0
9.   Aggregate amount beneficially owned by each
reporting person: 57600
10.  Percent of class represented by amount in Row 9:
 .2%
11.  Type of Person Reporting*:  IA

Item 1.   (a)  Name of Issuer:  Video Update Inc.
(b)  Address of Issuer's Principal Executive Offices:

3100 World Trade Center 30 East Seventh Street St.
Paul,  MN  55101
Item 2.   (a)  Investment Advisors, Inc.
     (b)  3700 First Bank Place, Box 357,
     Minneapolis, MN 55440 (c)  Delaware
     (d)  Title of Class of Securities:  Common
     (e)  Cusip Number:  92657V104

Item 3    (e)  Investment Advisor registered under
Section 203 of
the
          Investment Advisors Act of 1940.
Item 4.   (a)  Amount beneficially owned:  1661369
     (b)  Percent of Class:  .2%
 (c)  Number of shares as to which such person has:

     (I)  Sole power to vote: 57600

     (ii) Shared power to vote:  0

     (iii)     Sole power to dispose or direct
disposition of:
57600

 (iv) Shared power to dispose or direct disposition
                       of:  0

Item 5.        If this statement is being filed to
report the
fact that as of
          the date hereof the reporting person has
ceased to be the
          beneficial owner of more than five percent
of the class of
     securities, check the following:  [   X  ]

Item 6.        The shares referred to in this filing
are held by
various
          custodian banks for various clients of
Investment Advisors, Inc.
          None of the individual clients or custodian banks holds more than 5% or more of the shares.

Item 7.        Not applicable.

Item 8.   Not

applicable.

Item 9.        Not

applicable.

Item 10.

Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the infraction set forth in this statement is true, complete and correct.

Date:   6/8/99

/s/  Kelly
Thomas Coughlin

Kelly Thomas
Coughlin
Vice President
Director of
Risk Management